Pursuant  to  Rule  425  under  the
                                             Securities  Act of 1933 and  deemed
                                             filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934


April 28, 2000


Dear Stockholder:

         We will hold our May 16, 2000 annual stockholders meeting as scheduled. As you may know, on April 20, 2000, NBT Bancorp Inc. announced an agreement with BSB Bancorp, Inc. of Binghamton, New York, under which BSB and NBT will merge. In view of this significant transaction, we have determined that the vote by our stockholders at our annual meeting regarding the merger of NBT and Pioneer American Holding Company Corp. must be postponed to a later date. Nevertheless, we will convene our annual meeting on May 16, 2000 at 2:00 PM at the Holiday Inn Arena in Binghamton as we indicated in the proxy materials that we previously mailed to you.

         We mailed you the proxy statement regarding our May 16 meeting on or about April 5, 2000. In the event you no longer have a copy of the proxy material and would like an additional copy, please contact our Shareholders Relations Office at 607-337-6216.

     At the May 16 meeting, we will request our stockholders to consider and vote upon

         o the election of the nominated directors, including fixing the number of directors at twelve;

         o ratification of the Board's selection of the independent auditor for the current year; and

         o        approval of the NBT Employee Stock Purchase Plan.

         Following consideration of these matters, we plan to entertain a motion to adjourn the May 16 meeting and to reconvene the meeting on a later date, tentatively June 20, 2000 at 2:00 PM at the Holiday Inn Arena in Binghamton, to consider and vote upon the proposed merger between NBT and Pioneer American.

         The plan to adjourn the May 16 meeting and reconvene it on a later date will allow us the time necessary for preparation of, distribution to and consideration by our stockholders of supplemental proxy information related to the Pioneer American merger which is required by the Securities and Exchange Commission due to the BSB development. We appreciate your patience as we work to provide you with information in compliance with the laws and regulations that govern these matters.


                                   Sincerely,


                                  /s/ Daryl R. Forsythe
                                  ---------------------
                                  Daryl R. Forsythe
                                  President and
                                  Chief Executive Officer

         This letter may be deemed to be solicitation material in respect of the proposed acquisition of Pioneer American by NBT through the merger of a wholly-owned subsidiary of NBT with Pioneer American, pursuant to an Agreement and Plan of Merger, dated as of December 7, 1999 and amended as of March 7, 2000, by and among NBT, a wholly-owned subsidiary of NBT, and Pioneer American (the "Agreement"). Filing of this letter is being made in connection with Regulation of Takeovers and Security Holder Communications (Release No. 33-7760, 34-42055) promulgated by the Securities and Exchange Commission ("SEC").

         NBT and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Agreement. These directors and executive officers include the following: Daryl R. Forsythe, Michael J. Chewens, Martin A. Dietrich, Joe C. Minor, John D. Roberts, Everett A. Gilmour, J. Peter Chaplin, Peter B. Gregory, William C. Gumble, Bruce D. Howe, Andrew S. Kowalczyk, Jr., Dan B. Marshman, John G. Martines, John C. Mitchell, William L. Owens and Paul O. Stillman. As of February 29, 2000, these directors and executive officers beneficially owned in the aggregate 1,415,558 shares, or approximately 7.82%, of NBT's outstanding common stock.

         In connection with the proposed merger, NBT has filed a registration statement on SEC Form S-4 with the SEC, File No. 333-30988, which the SEC declared effective on April 3, 2000. NBT and Pioneer American have prepared and mailed to their respective stockholders a joint proxy statement/prospectus, dated April 3, 2000 (the "Proxy Statement/Prospectus"). NBT and Pioneer American will prepare and file with the SEC a post-effective amendment to the aforementioned S-4 registration statement, which will include a supplement (the "Supplement") to the Proxy Statement/Prospectus. Stockholders of NBT are encouraged to read the post-effective amendment and the Supplement because these documents will contain important information about the merger. After the post-effective amendment is filed with the SEC, it will be available for free, both on the SEC's web site (www.sec.gov) and from NBT's corporate secretary. The Form S-4 registration statement and the Proxy Statement/Prospectus can also be obtained at no cost in the same manner.

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